Exhibit 4.1

NINTH AMENDMENT TO AMENDED AND RESTATED

CREDIT AND FUNDING AGREEMENT

by and among

OLIN CORPORATION

as Borrower

and

THE LENDERS PARTY HERETO

and

PNC BANK, NATIONAL ASSOCIATION

as Administrative Agent

and

PNC CAPITAL MARKETS LLC

as Lead Arranger and Sole Bookrunner

Dated as of May 8, 2020

This NINTH AMENDMENT TO AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT (this “Amendment”), dated as of May 8, 2020, to the Amended and Restated Credit and Funding Agreement dated as of December 9, 2010, as amended by the First Amendment thereto dated as of December 27, 2010, the Second Amendment thereto dated as of April 27, 2012, the Third Amendment thereto dated as of June 23, 2014, the Fourth Amendment thereto dated as of June 23, 2015, the Fifth Amendment thereto dated as of September 29, 2016, the Sixth Amendment thereto dated as of March 9, 2017, the Seventh Amendment thereto dated as of July 16, 2019 and the Eighth Amendment thereto dated as of December 20, 2019 (the “Credit and Funding Agreement”), among OLIN CORPORATION, a Virginia corporation (the “Borrower”), the Lenders and other parties party thereto from time to time and PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent.

RECITALS

A.          Pursuant to the Credit and Funding Agreement, the Lenders have extended credit to the Borrower, on the terms and subject to the conditions set forth therein.

B.          The (1) $50,000,000 The Industrial Development Authority of Washington County Gulf Opportunity Revenue Bonds (Olin Corporation Project), Series 2010A, (2) $20,000,000 The Industrial Development Authority of Washington County Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010B, (3) $42,000,000 The Mississippi Business Finance Corporation Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 and (4) $41,000,000 The Industrial Development Board of the County of Bradley and the City of Cleveland, Tennessee Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (collectively, the “Bonds”) were sold to the Lenders pursuant to the Credit and Funding Agreement.

C.          The Borrower has requested that the Credit and Funding Agreement be amended as set forth herein.

D.          The Lenders are willing to agree to such amendments on the terms and conditions set forth herein.

Accordingly, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1.          Definitions.  Except as otherwise expressly provided herein, capitalized terms used in this Amendment shall have the meanings given to them in Section 1.01 of the Credit and Funding Agreement.

1.2.          Rules of Interpretation.  Except as otherwise expressly provided herein, the rules of interpretation set forth in Section 1.02 of the Credit and Funding Agreement shall apply mutatis mutandis to this Amendment.

ARTICLE 2
AMENDMENTS

2.1.          Additional Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order therein:

“2020 Senior Notes” means Senior Notes expected to be issued by the Borrower after the Amendment No. 2 Effective Date, in an aggregate principal amount of up to $600,000,000.

“Amendment No. 2 Effective Date” shall have such meaning as set forth in the BofA Credit Agreement.

“BofA Credit Agreement” means that Credit Agreement dated as of July 16, 2019, as may be supplemented and amended from time to time, among the Borrower, Blue Cube Spinco LLC, each of the other subsidiaries of the Borrower party thereto from time to time as guarantors, the lenders and issuers of letters of credit that are party to such Credit Agreement or become party to such Credit Agreement pursuant to the terms thereof and Bank of America, N.A., as administrative agent for the lenders and issuing banks thereunder.

“Collateral” shall have the meaning as set forth on the Security Agreement.

“Collateral Agent” means Bank of America, N.A., in its capacity as administrative agent and collateral agent under the Security Agreement, and any successor thereto in such capacity.

“Collateral Release Date” shall have such meaning as set forth in the BofA Credit Agreement.

“Consolidated Senior Secured Leverage Ratio” means, as at the last day of any Reference Period, the ratio of (a) Consolidated Total Debt on such date that is secured by a Lien on any assets of the Borrower and its Subsidiaries to (b) Consolidated EBITDA, for such Reference Period.  The Consolidated Senior Secured Leverage Ratio shall be calculated on the date on which the Borrower delivers to the Administrative Agent the financial statements required to be delivered pursuant to Section 6.01(i)(i) and (ii) or (iii), as the case may be, and the certificate required to be delivered pursuant to Section 6.01(i)(iv) demonstrating such ratio.

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Borrower or one of its Subsidiaries in connection with a Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (in one transaction or in a series of transactions and whether effected pursuant to a division or otherwise) of any property by any Person (including any sale and leaseback transaction and any issuance of Equity Interests by a Subsidiary of such Person), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Escrow Subsidiary” means one or more Subsidiaries created directly or indirectly by the Borrower  for the purpose of issuing or incurring Indebtedness, the proceeds of which shall be deposited and held in escrow pursuant to customary escrow arrangements pending their use to finance a contemplated acquisition or other transaction permitted hereby.  Until such time as the proceeds of such Indebtedness have been released from escrow in accordance with the applicable escrow arrangements (the “Escrow Release Effective Time”), each relevant Escrow Subsidiary shall be deemed not to be a Subsidiary for any purpose of this Agreement; provided that (a) each Escrow Subsidiary shall be identified to the Administrative Agent promptly following its formation (and in any event prior to its incurrence of any Indebtedness) and (b) as of and after the Escrow Release Effective Time, each relevant Escrow Subsidiary shall be a Subsidiary for all purposes of this Agreement.

“Equity Interest” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Guarantor” means each Subsidiary of the Borrower that guarantees the BofA Credit Agreement.

“Loan Parties” means the Borrower and the Guarantors.

“Permitted Refinancing Indebtedness” means any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness); provided that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions, expenses, plus an amount equal to any existing commitment unutilized), (b) the final maturity date of such Permitted Refinancing Indebtedness is on or after the final maturity date of the Indebtedness being Refinanced and (ii) the weighted average life to maturity of such Permitted Refinancing Indebtedness is greater than or equal to the weighted average life to maturity of the Indebtedness being Refinanced, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such obligations on terms in the aggregate not materially less favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced, (d) no Permitted Refinancing Indebtedness shall have obligors that are not (or would not have been) obligated with respect to the Indebtedness so Refinanced than the Indebtedness being Refinanced.

“Ninth Amendment Effective Date” means May 8, 2020.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property and including any sinking fund payment or similar deposit) on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to any Person’s stockholders, partners or members (or the equivalent of any thereof).

“Restricted Period” means the period commencing on the Ninth Amendment Effective Date and ending on the Collateral Release Date.

“Secured Obligations” shall have the meaning set forth in the Security Agreement.

“Secured Parties” shall have the meaning set forth in the Security Agreement.

“Security Agreement” means the Security Agreement substantially in the form of Exhibit F to the BofA Credit Agreement, with such changes thereto as shall be approved by the Collateral Agent (provided that such changes do not adversely affect the rights and obligations of the Administrative Agent or the Lenders relative to the rights and obligation of the other Secured Parties thereunder), to be entered into after the Ninth Amendment Effective Date by the Borrower, the Subsidiaries of the Borrower party thereto and the Collateral Agent for the benefit of the Secured Parties.

2.2.          Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by amending and restating the following definitions:

“LIBOR” shall mean, for any Interest Period, the greater of (A) zero percent per annum and (B) the interest rate per annum determined by the Administrative Agent by dividing (the resulting quotient rounded upwards, if necessary, to the nearest 1/100th of 1% per annum) (i) the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which US dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by the Administrative Agent which has been approved by the British Bankers’ Association as an authorized information vendor for the purpose of displaying rates at which US dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternate Source”), at approximately 11:00 a.m., London time, on the Interest Rate Determination Date as the London interbank offered rate for U.S. Dollars for an amount comparable to the Outstanding Principal Amount of the Bonds and having a borrowing date and a maturity comparable to such Interest Period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternate Source, a comparable replacement rate determined by the Administrative Agent at such time (which determination shall be conclusive absent manifest error)), by (ii) a number equal to 1.00 minus the LIBOR Reserve Percentage. LIBOR may also be expressed by the following formula:

LIBOR =	Bloomberg Page BBAM1
1.0 - LIBOR Reserve Percentage

provided that in no event shall LIBOR be less than 0.75% per annum.

“Pricing Level” means, as of any date of determination, the “Pricing Level” set forth below as then applicable:

Consolidated Leverage Ratio	Pricing Level

Less than or equal to 1.50:1.00	I

Greater than 1.50:1.00 but less than or equal to 2.75:1.00	II

Greater than 2.75:1.00 but less than or equal to 4.00:1.00	III

Greater than 4.00:1.00 but less than or equal to 5.75:1:00	IV

Greater than 5:75:1.00	V

For purposes of this definition, the Pricing Level shall be deemed to be Level IV from the Ninth Amendment Effective Date until the delivery of the certificate referenced in Section 6.01(i)(iv) for the Reference Period ending on June 30, 2020 determined. Thereafter, the Pricing Level shall be determined as at the end of each Reference Period based upon the calculation of the Consolidated Leverage Ratio for such Reference Period. The Designated Basis Points, which shall be used to calculate the Direct Purchase Rate, shall be adjusted (if necessary) upward or downward on the first day following delivery of the certificate referred to in Section 6.01(i)(iv).

“Receivables Subsidiary” means a Wholly Owned Subsidiary of the Borrower that has been established as a “bankruptcy remote” Subsidiary for the sole purpose of acquiring accounts receivable under a Permitted Receivables Facility and that shall not engage in any activities other than in connection with a Permitted Receivables Facility.  In jurisdictions where trusts or other funding vehicles are used to purchase Receivables Related Assets in connection with receivables securitization transactions, “Receivables Subsidiary” shall include such trusts or other funding vehicles.

2.3.          Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting “Wells Credit Agreement” and inserting in its place “BofA Credit Agreement” in the definitions of “Consolidated Cost Savings”, “Material Acquisition”, “Material Disposition”, “Merger”, and “Transactions”.

2.4.          Deleted Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the definition of “Wells Credit Agreement”.

2.5.          Section 4.01(e) – Representations and Warranties of Borrower. Section 4.01(e) of the Credit and Funding Agreement is hereby amended and restated as follows:

(e) The consolidated balance sheet of the Borrower and its Subsidiaries as at December 31, 2019, and the related consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the fiscal year then ended, accompanied by an opinion of KPMG LLP, independent public accountants, fairly present the consolidated financial condition of the Borrower and its Subsidiaries as at such date and the consolidated results of the operations of the Borrower and its Subsidiaries for the periods ended on such date, all in accordance with GAAP. Except as publicly disclosed prior to the Ninth Amendment Effective Date, since March 31, 2020, there has been no material adverse change in the business, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole.

2.6.          Section 4.01(j) – Representations and Warranties of Borrower. Section 4.01(j) of the Credit and Funding Agreement is hereby amended and restated as follows:

(j) In the ordinary course of its business, the Borrower conducts an ongoing review of the effect of Environmental Laws on the operations and properties of the Borrower, in the course of which it identifies and evaluates associated liabilities and costs (including, without limitation, any capital or operating expenditures required for clean-up or closure of properties presently or previously owned, any liabilities in connection with off-site disposal of Hazardous Substances and any capital or operating expenditures) required to achieve or maintain compliance with Environmental Laws. On the basis of this review, the Borrower has reasonably concluded that, except with respect to any matter disclosed in Items 1 or 3 in the Borrower’s 2019 Form 10-K or in the Commitments and Contingencies Note to the consolidated financial statements incorporated therein, such associated liabilities and costs, are unlikely to cause a material adverse change in the business, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, from that shown on the consolidated financial statements as at, and for the fiscal year ended, December 31, 2019, provided that the inclusion of such exception does not indicate that any such matter will cause such a material adverse change.

2.7.           Section 6.01(b) – Affirmative Covenants – Consolidated Leverage Ratio. Section 6.01(b) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(b)  Leverage Ratio.

   (i)          Maintain a Consolidated Senior Secured Leverage Ratio as of the last day of each Reference Period ending during the Restricted Period (commencing with the first fiscal quarter ending on or after the Ninth Amendment Date) of not more than 3.50 to 1.00.

   (ii)       Maintain a Consolidated Leverage Ratio as of the last day of each Reference Period ending after the Collateral Release Date of not more than the ratio set forth below opposite such period:

Period	Consolidated Net Leverage Ratio
Collateral Release Date through and including June 30, 2021	4.50:1.00
September 30, 2021 through and including December 31, 2021	4.25:1.00
March 31, 2022 through and including June 30, 2022	4.00:1.00
September 30, 2022 and thereafter	3.75:1.00

“(c)           Consolidated Interest Coverage Ratio.

   (i)         Maintain a Consolidated Interest Coverage Ratio for each Reference Period ending during the Restricted Period (commencing with the first fiscal quarter ending on or after the Ninth Amendment Effective Date) of not less than the ratio set forth below opposite such period:

Period	Consolidated Interest Coverage Ratio
June 30, 2020 through and including December 31, 2021	2.00:1.00
March 31, 2022 through and including June 30, 2022	2.25:1.00
September 30, 2022	2.50:1.00
December 31, 2022	2.75:1.00
March 31, 2023 through and including June 30, 2023	3.00:1.00

September 30, 2023 and thereafter	3.50:1.00

   (ii)       Maintain a Consolidated Interest Coverage Ratio for each Reference Period ending after the Restricted Period of not less than the ratio set forth below opposite such period:

Period	Consolidated Interest Coverage Ratio
December 31, 2020	2.50:1.00
March 31, 2021 through and including June 30, 2021	3.00:1.00
September 30, 2021 and thereafter	3.50:1.00

2.8.          Section 6.02(a)– Negative Covenants. Section 6.02(a) of the Credit and Funding Agreement is hereby amended by adding the following immediately after Section 6.02(a)(xi) and deleting “and” immediately preceding Section 6.02(a)(xi):

   (xii)      any encumbrance or restriction (including put and call arrangements) with respect to Equity Interests of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

   (xiii)      Liens arising in connection with any Disposition of assets; provided that such Liens do not at any time encumber any assets other than the assets to be Disposed of;

   (xiv)     Liens that are created or provided for by (A) a transfer of an account receivable or chattel paper or (B) a commercial consignment that in each case does not secure payment or performance of an obligation; and

   (xv)       Liens to secure the Secured Obligations.

2.9.          Section 6.02(b)– Negative Covenants. Section 6.02(b) of the Credit and Funding Agreement is hereby amended and restated as follows:

 “(b)          Domestic Subsidiary Indebtedness. (x) Permit any Domestic Subsidiary (other than a Borrower or a Guarantor (each as defined in the BofA Credit Agreement)) to create incur, assume or permit to exist any Indebtedness and (y) during the Restricted Period, create, incur, assume or permit to exist any Indebtedness of the Borrower or any Loan Party, except:

   (i)          Indebtedness of any Domestic Subsidiary to the Borrower or any other Domestic Subsidiary;

   (ii)       Indebtedness of any Domestic Subsidiary outstanding on the date hereof and, during the Restricted Period, guarantees by the Loan Parties of any Indebtedness of the Borrower and its Subsidiaries outstanding on the Ninth Amendment Effective Date;

   (iii)    Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement;

   (iv)      Indebtedness of any Person that becomes a Domestic Subsidiary after the date hereof; provided that such Indebtedness exists at the time such Person becomes a Domestic Subsidiary and is not created in contemplation of or in connection with such Person becoming a Domestic Subsidiary;

   (v)        other Indebtedness in an aggregate principal amount not exceeding (A) prior to the Collateral Release Date, US$50,000,000 any time outstanding and (b) after the Collateral Release Date, US$85,000,000 at any time outstanding;

   (vi)       [reserved]

   (vii)      Indebtedness of any Receivables Subsidiaries in respect of any Permitted Receivables Facilities in an aggregate principal amount not exceeding US$500,000,000 at any time outstanding;

   (viii)    Indebtedness incurred by any Loan Party during the Restricted Period so long as, on a pro forma basis as determined in good faith by the Borrower after giving effect to the incurrence of such Indebtedness and to the intended use of proceeds thereof, the Consolidated Leverage Ratio as of the last day of the most recently ended Reference Period shall not be greater than 5.75 to 1.00;

   (ix)        the 2020 Senior Notes and guarantees thereof by the Loan Parties; and

   (x)         Permitted Refinancing Indebtedness that serves to Refinance any Indebtedness permitted under Section 6.02(b)(i), (ii), (iii), (v) ,(viii) or (ix) above.”

2.10.          Section 6.02– Negative Covenants. Section 6.02 of the Credit and Funding Agreement is hereby amended by adding the following new clauses to Section 6.02:

   “(f)  Restricted Payments.  Declare or make, directly or indirectly, any Restricted Payment during the Restricted Period, except:

   (i)          any Subsidiary may declare and make Restricted Payments ratably to the holders of its Equity Interests;

   (ii)         the Borrower and each Subsidiary may declare and make dividends or distributions payable solely in Equity Interests of such Person;

   (iii)     the Borrower and each Subsidiary may purchase, redeem or otherwise acquire its common Equity Interests with the proceeds received from the substantially concurrent issue of new common Equity Interests;

   (iv)        the Borrower may make distributions to the holders of its Equity Interests in an aggregate annual amount not to exceed $0.80 per share;

   (v)        the purchase, redemption, retirement or other acquisition for value of Equity Interests of the Borrower held by employees or former employees of the Borrower or any Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement under which such Equity Interests were issued; provided, however, that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Equity Interests does not exceed $5,000,000 in any calendar year; provided further, however, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (v) not to exceed $10,000,000 in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Borrower or any of its Subsidiaries from the sale of Equity Interests of the Borrower to employees of the Borrower and its Subsidiaries that occurs after the Ninth Amendment Effective Date; plus (B) the cash proceeds of key man life insurance policies received by the Borrower and its Subsidiaries after the Ninth Amendment Effective Date (it being understood that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (v) in any calendar year);

   (vi)        the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities shall be permitted;

   (vii)      cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Equity Interests of the Borrower or a Subsidiary shall be permitted;

   (viii)   so long as no Event of Default exists or would be caused thereby, the Borrower and each Subsidiary may declare and make other Restricted Payments in an aggregate amount not to exceed $50,000,000; and

   (ix)      the payment of any dividend or distribution on Equity Interests in the Borrower or a Subsidiary within 60 days after declaration thereof if at the declaration date such payment was permitted by the provisions of this Section 6.02(g).

              (g)  Dispositions.   Make any Disposition, or permit any Subsidiary to make any Disposition, in each case, during the Restricted Period, except:

   (i)          Dispositions of obsolete or worn out property, whether now owned or hereafter acquired;

   (ii)       Dispositions of property or assets no longer used or useful in the ordinary course or the principal business of the Borrower and its Subsidiaries (as determined in good faith by the Borrower);

   (iii)       Dispositions of inventory and equipment in the ordinary course of business;

   (iv)       Dispositions of property to the extent that (A) such property is exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;

   (v)         Dispositions of property to the Borrower or any Subsidiary;

   (vi)        Dispositions of cash or cash equivalents;

   (vii)       Dispositions permitted pursuant to Section 6.02(c);

   (viii)     any disposition in connection with the making of any Restricted Payment that is permitted to be made, and is made, under Section 6.02(f);

   (ix)       any Disposition with an aggregate fair market value not to exceed (x) for any individual transaction or series of related transactions, $25,000,000 and (y) for all such transactions in any fiscal year (other than any Disposition with an aggregate fair market value of less than $1,000,000), $50,000,000, in each case determined at the time such Disposition is made;

   (x)        (A) the lease, assignment or sublease, license or sublicense of any real or personal property in the ordinary course of business or consistent with industry practice and (B) the exercise of termination rights with respect to any lease, sublease, license or sublicense or other agreement;

   (xi)     Dispositions of (A) Receivables Related Assets to or by a Receivables Subsidiary in connection with a Permitted Receivables Facility and (B) receivables in connection with non-recourse factoring or similar arrangements in the ordinary course of business;

   (xii)      Dispositions of account receivables in connection with the collection or compromise thereof in the ordinary course of business;

   (xiii)     the sale and leaseback of any assets; provided that any associated Liens and Indebtedness are permitted by Sections 6.02(a) and (b), respectively;

   (xiv)      any trade-in of equipment in exchange for other equipment; provided, that in the good faith judgment of the Borrower, the Borrower or such Subsidiary receives equipment having a fair market value equal to or greater than the equipment being traded in;

   (xv)       the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

   (xvi)      licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice or in the ordinary course of business;

   (xvii)    the contribution of property or assets in connection with the establishment of one or more joint ventures, or to one or more joint ventures after the establishment thereof; provided that the fair market value (as determined by the Borrower in good faith) of all such contributions made pursuant to this Section 6.02(g)(xvii) shall not exceed $250,000,000; and

   (xviii)   Dispositions for fair market value (as determined by the Borrower in good faith); provided that at least 75.0% of the consideration for such Disposition received by the Borrower and its Subsidiaries is in the form of cash or cash equivalents; provided, further, that the following will be deemed to be cash for purposes of this Section 6.02(g)(xviii):

(A) any liabilities, as shown on the most recent consolidated balance sheet of the Borrower or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the obligations hereunder) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Borrower or such Subsidiary from further liability;

(B) any securities, notes or other obligations received by the Borrower or any such Subsidiary from such transferee that are converted by the Borrower or such Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; and

(C) any Designated Non-Cash Consideration received by the Borrower or such Subsidiary in such Disposition having an aggregate fair market value as determined by the Borrower in good faith, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (C) that is at that time outstanding, not to exceed $50,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.”

2.11.          Schedule 1 to the Credit and Funding Agreement is hereby amended and restated in its entirety with SCHEDULE 1 attached hereto.  The amendment to Schedule 1 shall be effective only upon either (1) the receipt from nationally recognized bond counsel acceptable to the Administrative Agent of one or more opinions with respect to all outstanding Bonds to the effect that the amendments set forth herein will have no adverse effect upon the exclusion from gross income for federal income tax purposes of the interest on the Bonds or (2) action by the AL Issuer, the MS Issuer and the TN Issuer to reissue or concurrently refund the applicable series of

Bonds (i.e., the AL Bonds, the MS Bonds or the TN Bonds) by issuing a new series of bonds (any such new series, “Current Refunding Bonds”) in order to include in the calculation of the Direct Purchase Rate the Designated Basis Points for the Pricing Levels set forth in Schedule 1 for the new Current Refunding Bonds, which such Current Refunding Bonds will be deemed purchased by the Lenders upon such Current Refunding Bonds’ issuance in exchange for the refunded Bonds held by each Lender, and which must be accompanied by one or more opinions of nationally recognized bond counsel acceptable to the Administrative Agent to the effect that interest on each series of Current Refunding Bonds is excludable from gross income for federal income tax purposes, and each series of Current Refunding Bonds is duly authorized, executed and delivered by its respective Issuer, and as to such other matters reasonably requested by the Administrative Agent.

Provided that if either of the conditions described in (1) or (2) above (the “Tax-Exempt Conditions”) is satisfied prior to August 16, 2020, with respect to any series of Bonds, then the amendment to Schedule 1 reflecting the tax-exempt rate shall be effective with respect to that separate series of Bonds or Current Refunding Bonds.

Provided further that in the event that Pricing Level V is reached before the satisfaction of either of the conditions described in (1) and (2) above with respect to a series of Bonds or Current Refunding Bonds, and thereafter either of the conditions described in (1) and (2) above is satisfied with respect to such series, then the Designated Basis Points equal to 2.875% from Schedule 1 will apply retroactively to the calculation of the Direct Purchase Rate in respect of such series of Bonds or Current Refunding Bonds, effective from the first date Pricing Level V applies.

Provided further that in the event that none of the Tax-Exempt Conditions are satisfied prior to August 16, 2020, then the second pricing grid in Schedule I will apply, effective from the first date of this Ninth Amendment.

2.12          The Credit and Funding Agreement is hereby amended by adding thereto the following new Article X:

ARTICLE X
AGREEMENTS WITH RESPECT TO
GUARANTEE AND COLLATERAL MATTERS

The Borrower agrees that all the Obligations hereunder shall be guaranteed by all the Guarantors, and that the Obligations and the guarantees of the Guarantors shall be secured equally and ratably by the Collateral, all as provided for in the BofA Credit Agreement and the Security Agreement.  In furtherance of the foregoing, the Borrower hereby designates this Agreement and the other Loan Documents as “Other Secured Agreements”, as defined in the BofA Credit Agreement.  The Administrative Agent and the Lenders acknowledge having received a copy of the BofA Credit Agreement, and the form of Security Agreement attached thereto, and hereby agree to be bound by the provisions thereof relating to them in their capacities as Secured Parties thereunder.  The Administrative Agent and the Lenders further acknowledge that, under the terms of the BofA Credit Agreement and the Security Agreement, any or all of the Guarantors and the Collateral may be released as provided for therein, and that such release may be accomplished without notice to or the consent of the Administrative Agent or the Lenders; provided, however, that for so long as the Security Agreement is in effect, without the prior written consent of the Majority Lenders, the Borrower will not consent to any amendment thereto or to the BofA Credit Agreement that would have the effect of altering, in a manner disproportionately adverse to the Lenders, the Lenders’ designation as Secured Parties thereunder or the application of proceeds of the Collateral required thereby.

ARTICLE 3
MISCELLANEOUS

3.1.          Effectiveness.  Except as provided in Section 2.4 above, this Amendment is effective as of the date hereof upon its execution and delivery by the Borrower and Lenders constituting the Majority Lenders. The Administrative Agent shall promptly notify the Lenders of the occurrence of the effectiveness of this Amendment. On and after the date hereof, each reference in the Credit and Funding Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit and Funding Agreement and each reference in each of the other Loan Documents to “the Credit and Funding Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit and Funding Agreement shall mean and be a reference to the Credit and Funding Agreement as amended by this Amendment.

3.2.           Representations and Warranties.  The Borrower hereby represents and warrants to the Lenders and the Administrative Agent that (a) after giving effect to this Amendment, the representations and warranties set forth in the Credit and Funding Agreement are correct in all material respects on and as of the date hereof as though made on and as of the date hereof and (b) no event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

3.3.          No Waiver.  Except as specifically amended or modified pursuant to the terms of this Amendment, the terms and conditions of the Credit and Funding Agreement and the other Loan Documents remain in full force and effect. Nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit and Funding Agreement (as amended and modified hereby) and the other Loan Documents.

3.4.          Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment.

3.5.           Governing Law.  This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.

[Signature page follows.]

[SIGNATURE PAGE TO NINTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

OLIN CORPORATION

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

[SIGNATURE PAGE TO NINTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

WELLS FARGO BANK, N.A.		BANK OF AMERICA, N.A.

By:	/s/ Nathan R. Rantala	By:	/s/ Jason Payne
Name:	Nathan R. Rantala	Name:	Jason Payne
Title:	Managing Director	Title:	Senior Vice President

THE NORTHERN TRUST COMPANY		TRUIST BANK (f/k/a Branch Banking and Trust Company)

By:	/s/ Molly Drennan	By:	/s/ Katharine Bass
Name:	Molly Drennan	Name:	Katharine Bass
Title:	Senior Vice President	Title:	Director

BOKF, N.A. d/b/a		PNC BANK, NATIONAL
BANK OF OKLAHOMA		ASSOCIATION, Individually and as
Administrative Agent

By:	/s/ Timberly Harding	By:	/s/ Michael L. Monninger
Name:	Timberly Harding	Name:	Michael L. Monniger
Title:	Senior Vice President	Title:	Senior Vice President

SCHEDULE 1

PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points
I	N/A	1.65%
II	N/A	1.85%
III	N/A	2.20%
IV	N/A	2.50%
V	N/A	2.875%
*At the time of execution of the Third Amendment to Amended and Restated Credit and Funding Agreement, the Draw Down Period had expired and the Applicable Commitment Fee Rate was no longer applicable.

              For purposes of determining the Designated Basis Points for computing the Direct Purchase Rate and the Applicable Commitment Fee Rate:

(a)        The Designated Basis Points and the Applicable Commitment Fee Rate shall be determined on the Closing Date based on the Consolidated Leverage Ratio computed on such date pursuant to a certificate to be delivered on the Closing Date.

(b)        The Designated Basis Points and the Applicable Commitment Fee Rate shall be recomputed as of the end of each Reference Period based on the Consolidated Leverage Ratio. Any increase or decrease in the Designated Basis Points and the Applicable Commitment Fee Rate Fee Rate computed as of such Reference Period shall be effective on the date on which the Certificate evidencing such computation is due to be delivered under Section 6.01(i)(iv).

(c)       If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent or any Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period.  This paragraph shall not limit the rights of the Administrative Agent or any Lender, as the case may be, under Article V.  The Borrower’s obligations under this paragraph shall survive the termination of the Commitments and the repayment of all other Obligations hereunder.

In the event that any of the AL Bonds, MS Bonds and/or TN Bonds fail to satisfy the Tax-Exempt Conditions then the following Pricing Grid shall apply to such AL Bonds, MS Bonds and/or TN Bonds:

PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points
I	N/A	2.000%
II	N/A	2.250%
III	N/A	2.625%
IV	N/A	3.000%
V	N/A	3.375%